Guggenheim Energy & Income Fund Announces Final Results of Tender Offer

NEW YORK, NY, October 10, 2017 - Guggenheim Energy & Income Fund (“XGEIX” or the “Fund”) announced today the final results for its tender offer for up to 1,894 common shares (“Shares”) of the Fund (approximately 2.5% of the outstanding Shares) at a price equal to the Fund’s net asset value per Share on the day on which the tender offer expires (the “Tender Offer”). The Tender Offer commenced on September 7, 2017 and expired on October 6, 2017.
A total of 11,059 Shares were duly tendered and not withdrawn. Because the number of Shares tendered exceeds 1,894 Shares, the Tender Offer has been oversubscribed. Therefore, in accordance with the terms and conditions specified in the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, disregarding fractions. Accordingly, on a pro rata basis, approximately 18% of Shares for each shareholder who properly tendered Shares have been accepted for payment. The Fund expects to transmit payment to purchase the duly tendered and accepted Shares on or about October 12, 2017. The purchase price of properly tendered Shares is $1,112.83 per Share, equal to the net asset value per Share as of October 6, 2017 (the expiration date of the Tender Offer). Shares that were tendered but not accepted for purchase and Shares that were not tendered will remain outstanding.
Questions regarding the Tender Offer may be directed to Georgeson, Inc., the information agent for the tender offer, at (888) 624-7035.
About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners with more than $242 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.
Diversification neither assures a profit nor eliminates the risk of experiencing investment losses.
Guggenheim Investments includes Guggenheim Funds Investment Advisors, LLC (“GFIA”) and Guggenheim Partners Investment Management, LLC (“GPIM”). GFIA serves as Investment Adviser for XGEIX. GPIM serves as Investment Sub-Adviser for XGEIX.

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*Guggenheim Investments total asset figure is as of 08.31.2017. The assets include leverage of $11.6bn for assets under management and $0.4bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Real Estate, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.
This information does not represent an offer to sell securities of the Fund and it is not soliciting an offer to buy securities of the Fund. An investment in the Fund involves a high degree of risk. The Fund should be considered an illiquid investment. The Fund does not intend to apply for an exchange listing, and it is highly unlikely that a secondary market will exist for the purchase and sale of the Fund’s common shares. You could lose some or all of your investment. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment for investors who are prepared to hold the Fund’s common shares until the date of the Liquidity Event, and is not a trading vehicle. All investments are subject to risk, including possible loss of principal. Fixed income securities are subject to numerous risks, including but not limited to: credit, inflation, income, prepayment and interest rates risks. As interest rates rise, the value of fixed income securities fall. The Fund may invest without limitation in high-yield (“junk bonds”). High yield bonds (“junk bonds”) are subject to higher credit risk and a greater risk of default. The Fund may invest all or a portion of its Managed Assets in illiquid securities. The Fund may make significant investments in securities for which there are no observable market prices; the prices of which must be estimated by the investment adviser. Investments in foreign securities involve risks, including the possibility of losses due to changes in currency exchange rates and negative developments in the political, economic or regulatory structure of specific countries or regions. These risks are greater in emerging markets. Leverage may result in greater volatility of net asset value (NAV) of common shares and increases a shareholder’s risk of loss. Derivative instruments can be illiquid, may disproportionately increase losses and have a potentially large impact on Fund performance. Distributions are not guaranteed and are subject to change
Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information, visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

Not FDIC-Insured | Not Bank-Guaranteed | May Lose Value
Member FINRA/SIPC (10/17)

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